Exhibit 99.1

FOR IMMEDIATE RELEASE	(TSX VENTURE SYMBOL: CHA)

DECEMBER 13, 2006

CHALLENGER MAKES APPLICATION TO EXTEND TERMS OF WARRANTS

CALGARY, ALBERTA - Challenger Energy Corp. (“Challenger” or the “Company”) of Calgary Alberta, Canada announces that it is proceeding to make an application to the TSX Venture Exchange to extend the expiry date of 4,322,222 outstanding warrants (each, a “Warrant”), each Warrant entitling the holder thereof to acquire one common share of the Company at a price of $2.75 until December 31, 2006.  The Company is applying to have the expiry date extended to February 28, 2007.

Challenger Energy Corp. is a Calgary, Alberta based oil and gas exploration and production company pursuing exploration and development opportunities in offshore Trinidad and Tobago, offshore Nova Scotia and in Western Canada.

Cautionary Statements

This press release may contain forward looking statements including those describing the Company’s future plans and the expectations of management that a stated result or condition will occur. Any statement addressing future events or conditions necessarily involves inherent risk and uncertainty. Actual results can differ materially from those anticipated by management at the time of writing due to many factors, the majority of which are beyond the control of the Company and its management.

FOR FURTHER INFORMATION RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Challenger Energy Corp.
Calgary, Alberta
Attn:  Investor Relations
Phone:  (403) 503-8810

OR

VISIT:  Challenger Energy Corp.’s website at www.chaenergy.ca

The TSX Venture Exchange neither approved nor disapproved the contents of this press release.